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                          August 5, 2020

       Ron Babecoff
       Chief Executive Officer
       BiondVax Pharmaceuticals Ltd.
       Jerusalem BioPark, 2nd Floor
       Hadassah Ein Kerem Campus
       Jerusalem, Israel

                                                        Re: BiondVax
Pharmaceuticals Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed July 29, 2020
                                                            File No. 333-240189

       Dear Dr. Babecoff:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Perry Wildes, Esq.